Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 3 DATED JUNE 28, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated April 28, 2017, as supplemented by Supplement No. 1 dated May 11, 2017 and Supplement No. 2 dated May 17, 2017. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering;

•	the renewal of our advisory agreement;

•	the re-election of our directors; and

•	an amendment to a provision of our charter.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 27, 2017, we received and accepted subscriptions in our offering for 2.8 million shares, or $27.5 million, comprised of 1.3 million Class A shares, or $13.2 million, 1.4 million Class T shares, or $13.5 million, and 88,554 Class I shares, or $0.8 million, including 0.2 million Class A shares, or $1.5 million, sold to an affiliate of Colony NorthStar, Inc. and 55,172 Class A shares, or $0.5 million, sold to an affiliate of RXR Realty LLC. As of June 27, 2017, approximately $2.0 billion in shares remained available for sale pursuant to our offering.

Renewal of Advisory Agreement
The advisory agreement between our company, our operating partnership, our advisor and Colony NorthStar, Inc., our co-sponsor, was renewed by our board of directors through June 30, 2018 upon terms identical to those of the agreement in effect through June 30, 2017.

The sub-advisory agreement automatically renews on an annual basis unless otherwise terminated in accordance with its terms.

Re-election of Directors

At our 2017 annual meeting of stockholders held on June 22, 2017, all directors nominated by our board of directors were re-elected to serve until the 2018 annual meeting of stockholders and until their respective successors are duly elected and qualified.

The voting results for each of the five persons nominated were as follows:

Nominees	Votes For	Votes Withheld

Daniel R. Gilbert	992,448	31,480
Scott H. Rechler	1,018,695	5,233
Dianne Hurley	1,018,695	5,233
Lawrence J. Waldman	997,698	26,230
Winston W. Wilson	1,018,695	5,233

We did not receive any broker non-votes for the five director nominees.

Amendment to a Provision of Our Charter

At our 2017 annual meeting of stockholders, our stockholders also approved an amendment to our Second Articles of Amendment and Restatement to modify the definition of “Independent Director” to comply with a request from a state securities administrator. The voting results for the proposal to amend our charter were as follows:

Votes For	Votes Against	Abstain
1,009,347	5,233	9,348

We did not receive any broker non-votes for the proposal.

The amendment became effective upon the filing of the Articles of Amendment to our Second Articles of Amendment and Restatement with the State Department of Assessments and Taxation of Maryland on June 26, 2017.

2